

August 6, 2010

<u>VIA U.S. MAIL AND FAX (203) 854-1308</u>

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re: mPhase Technologies, Inc.**
> **Form 10-K/A for the year ended June 30, 2009**
> **Amended July 20, 2010**
> **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your correspondence dated August 3, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note that your proposed exhibits 10.18 and 10.21 omit material and refer to a previous confidential treatment request. Such omissions are inconsistent with your response dated May 11, 2010 to the first bullet point of comment 7 of our letter dated April 28, 2010. If you intend to omit information from your exhibits, please comply with Rule 24b-2 as explained in Staff Legal Bulletin No. 1 (February 28, 1997) available on the Commission's web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief